Exhibit 99.1

Press Release 1 September 2016 07:00 am CET

Celyad appoints Philippe Dechamps as

General Counsel and Company Secretary

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell-based therapies today announced the appointment of Philippe Dechamps as General Counsel and Company Secretary, as well as new Executive Management Team member, effective as from 1st of September 2016.

Philippe started his career at the Brussels Bar with De Bandt (now Linklaters) in 1994. He joined the legal team of Solvay in 1998 where he was mostly active in mergers and acquisitions. He then developed and managed the distribution contracts of the cardiovascular businesses of Guidant and Abbott in Europe, Middle East and Africa for more than 5 years, before leaving the pharma and medical device industry to join Delhaize Group in 1998, where he became General Counsel & Company Secretary in March 2015. In this role Philippe was part of the senior leadership team that successfully negotiated and finalized the merger of Delhaize Group and Royal Ahold in July 2016. Philippe holds a Master of Laws from the Harvard Law School, a Master of European Laws from the Vrije Universiteit Brussel and a Master of Laws from the Université Catholique de Louvain.

Dr. Christian Homsy, CEO of Celyad: “We are pleased to welcome Philippe to our executive management team, where he brings over 20 years of expertise in Corporate Affairs. We will greatly benefit from Philippe’s extensive experience in negotiating contracts in the pharma industry.”

Philippe Dechamps, General Counsel and Company Secretary of Celyad: “I am excited to join Celyad and its exceptional team of talents. I have the greatest respect for what has been accomplished by the company to date, and I am impatient to join the leadership team to contribute to its success in the coming years.”

Philippe will be based in Mont-Saint-Guibert, Belgium and will report to Christian Homsy, Chief Executive Officer.

***END***

www.celyad.com  |  1

Press Release 1 September 2016 07:00 am CET

For more information, please contact:

For Europe : Consilium Strategic Communications

Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For France : NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 – celyad@newcap.eu

For Belgium : Comfi

Gunther De Backer: t.: +32 (0)2 290 90 90 – gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO : T : +32 (0)10 39 41 00 investors@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on Twitter @CelyadSA

About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapy with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrollment of a Phase III trial in Europe and Israel. In addition, the Company is developing a novel portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKR-2 T-cell, entered a Phase I clinical trial in April 2015.

Celyad’s ordinary shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and Celyad’s American Depositary Shares are listed on the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2 T-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular it should be noted that the safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKR-2. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKR-2 therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

www.celyad.com  |  2

Press Release 1 September 2016 07:00 am CET

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, NKR-2, C-CathezTM, Celyad, C-CathezTM, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

www.celyad.com  |  3